

Real-time bill payments
that generate revenue.

## Scott Miller · 3rd
Co-Founder & Vice Chairman at BillGO
Franklin, Tennessee, United States · **Contact info**
500+ connections



🔒 Message | More

bee **Bee**

🛡 **Manchester University**

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## About

NOTE: Before asking to join my network, please let me know how we know each other. Either a mutual connection or we've meet in the past. Unknown requests will not be accepted.

Specialties: Accounting and Finance, Investments, Credit Card Processing, Gateway Only Technology

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## Activity
924 followers

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## Experience



**Board Member**
Bee · Full-time
Jun 2021 - Present · 1 yr



**Co-Founder & Vice Chairman**
BillGO · Full-time
Jul 2015 - Present · 6 yrs 11 mos
Fort Collins, Colorado Area

BillGO's payments engine offers the ultimate in real-time payments, revenue and automation for bill payments.



**Board Member**
Chirrpy
Sep 2013 - Oct 2017 · 4 yrs 2 mos



**Board Member**
Allied Payment Network
Jan 2013 - Sep 2017 · 4 yrs 9 mos
Fort Wayne, Indiana Area



**Chairman & Co-Founder**
Kanga
Aug 2013 - Jun 2015 · 1 yr 11 mos

Show all 10 experiences →

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## Education



**Manchester University**
Master of Accounting, Accounting
2000 - 2001



**Valparaiso University**
BS, Accounting
1995 - 1999

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## Skills

**Investments** · 29
 Endorsed by 2 colleagues at PayProTec

**Accounting** · 20

**Credit Card Processing** · 5

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## Recommendations

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## Interests

**Companies**   Groups   Schools

 **HelloPatients**
493 followers

 **BillGO**
4,364 followers

Show all 12 companies →